Exhibit 19.1

Silver Bull Resources, Inc.

Policy Against Trading On The Basis Of Inside Information

Adopted by the Board of Directors on May 1, 2006

A.	Introduction

1. During the course of your employment or consulting relationship with Silver Bull Resources, Inc. (referred to herein as “Silver Bull”), you may receive important information that is not yet available to the general public, such as information that is not disclosed to the public in a press release or Securities and Exchange Commission (SEC) filing. This non-public or “inside information” may be about Silver Bull or about other publicly-traded companies with which Silver Bull has business dealings. Because of your access to this information, you may be in a position to profit financially by buying or selling or in some other way dealing in Silver Bull stock or stock of another publicly-traded company (“insider trading”), or to disclose such information to a third party who does so (a practice known as “tipping”).

2. It is illegal for anyone to use “Material Inside Information” (defined below) in order to gain any personal benefit, or to pass on, or tip the information to someone who does so. There is no minimum threshold test that must be passed for this type of liability to attach. Use of inside information to gain personal benefit and tipping are as illegal with respect to a few shares of stock as they are with respect to a large number of shares. You can be held liable both for your own transactions and those effected by a tippee, or even a tippee of a tippee. The only exception is that transactions directly with Silver Bull, e.g., option exercises or purchases under Silver Bull’s employee stock purchase plan, will not create problems. However, the subsequent sale of such stock is fully subject to these restrictions.

3. At Silver Bull, we believe it is important to avoid even the appearance of insider trading in stock, as well as the illegal practice of insider trading itself. For that reason, we have developed this written policy (“Policy”) to protect our employees, consultants, and Silver Bull.

B.	How You Can Identify Material Inside Information

1. As a practical matter, it is sometimes difficult to determine whether you possess Material Inside Information. The key to determining whether nonpublic information you possess is Material Inside Information is whether dissemination of the information would be likely to affect the market price of the company’s stock or would be likely to be considered important by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to buy or sell securities, it would probably have the same effect on others.

2. Although by no means an all-inclusive list, information about the following items may be considered to be “inside information” until it is publicly disseminated:

a)	financial results or forecasts (for a company as a whole or for a subsidiary or division)
b)	a new product, discovery or invention
c)	acquisitions or dispositions, or restructurings and reorganizations
d)	results of any well-drilling operations
e)	pending public or private sales of debt or equity security
f)	major contract awards or cancellations
g)	scientific, clinical or regulatory achievements
h)	top management or control changes
i)	possible tender offers
j)	significant writeoffs
k)	significant litigation
l)	corporate partner relationships
m)	notice of issuance of patents
n)	stock splits and dividend changes (if applicable)

3. It is irrelevant as to how you obtain Material Inside Information. The law states that liability may be imposed whether the information is obtained in the course of your employment, from outside of Silver Bull, or even accidentally or inadvertently such as by overhearing a conversation in our offices. If you are in doubt as to whether information you possess is Material Inside Information, you should assume the information is material unless management advises you to the contrary.

C.	Specific Requirements Prohibiting Misuse of Material Inside Information

1. You must keep all market sensitive or confidential information (whether generated internally or acquired from any outside source) strictly confidential. Even within Silver Bull, you should only disclose such information to those who “need to know” in order for Silver Bull to effectively carry out our business. If there are rumors that are widespread and accurate, this does not mean that information has become publicly known and does not mean that you are relieved from your obligation to treat the information as confidential.

2. You may not trade in the stock or other securities of a firm at any time when, as a result of Silver Bull’s employment, you have Material Inside Information about that firm. This restriction on insider trading is not limited to trading in Silver Bull’s securities. It includes trading in the securities of other firms, particularly those that are current or prospective customers or suppliers of Silver Bull and those with which Silver Bull may currently be negotiating. "Trading" is the purchase or sale of stocks, bonds, debentures, options, or other marketable securities. Questions as to what transactions are covered by these terms can be addressed to our President.

3. In addition, you may not communicate Material Inside Information learned or developed through your employment with Silver Bull to other persons (this would be "tipping") who may misuse the information. You may not recommend that anyone purchase or sell any securities on the basis of such information, even if you do not disclose any specific Material Inside Information. So long as material information is not public, members of your immediate family and others who have received the information from you are not permitted to trade in the securities.

4. Even after information has been reported by the press or appears on the SEC website, we do not consider it public until 24 hours have passed and general marketplace has had time to evaluate the information. Therefore, after Material Inside Information learned or developed through your employment with Silver Bull has been publicly disclosed through a press release or other official announcement, you should not trade in the securities until 24 hours following the announcement to allow the market to absorb the information. (Officers and directors of Silver Bull must follow a more stringent “window period” described under a separate policy.)

5. In the event you learn of any violation of this Policy, including violations by yourself (which may be inadvertent) or violations of others, you must immediately report such violation(s) to our President or another member of management in accordance with our Code of Ethics.

D.	Responsibilities and Penalties

1. Every person who had previous knowledge of Material Inside Information is responsible for ensuring that he or she does not violate federal or state securities laws or this Policy covering securities trading. Under federal securities laws, unlawful purchases, sales, or communications related to insider trading and tipping can result in substantial civil and criminal penalties, including fines of up to three times the profit gained or loss avoided, as well as imprisonment. Silver Bull, as your employer, could also be liable for fines of $1 million or more as a consequence of an employee's or consultant’s insider trading or tipping.

E.	Officer and Directors

1. Because the officers and directors of Silver Bull are the most visible to the public and are most likely, in the view of the public, to possess inside information about Silver Bull, we ask them to do more than refrain from insider trading. Under a separate policy applicable to officers and directors, we suggest that they limit their transactions in Silver Bull stock to defined time periods following public dissemination of quarterly and annual financial results, notify our President prior to engaging in transactions in Silver Bull stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

F.	Conclusion

1. It would be impossible for this Policy to cover every possible violation of law related to insider trading, so it is important to remember that this Policy is not intended to draw a line between legal and illegal practices under the law. Instead, this Policy is intended to establish policies and procedures to avoid even the appearance of impropriety.

2. Anyone who effects transactions in Silver Bull stock or the stock of other public companies engaged in business transactions with Silver Bull (or provides information to enable others to do so) on the basis of inside information is subject to civil liability and criminal penalties, as well as disciplinary action or discharge by Silver Bull. Our executive officers are responsible for providing guidance regarding this policy. Should you have questions about these matters, you should consult with your own attorney or the President.

The undersigned states and attests as follows:

I have read and understood the foregoing Policy and agree to abide by its terms. I understand that should I acquire Material Inside Information or market information whose dissemination would reasonably be expected to impact the value of related securities, it would be illegal for me to capitalize on that information by trading in those related securities while such information remains material and non-public.

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Employee/Consultant Signature	Date

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(Please Print Name and Title)